Exhibit 1 - Press release dated February 15, 1994 by Imo Industries Inc.


For additional information contact:
Paul B. Lazovick
Director of Investor Relations
609-896-7615

FOR IMMEDIATE RELEASE

IMO RECEIVES CONSENT TO AMEND DEBENTURES
    LAWRENCEVILLE, NJ, February 15, 1994 - Imo
Industries Inc. (NYSE-IMD) announced today that it has received the necessary consents from holders to amend its 12.25% Senior Subordinated
Debentures.

     The amendment allows Imo the flexibility to increase its borrowings by up to $35 million above the level of senior indebtedness at year end 1993 and helps to provide the Company with the liquidity it believes necessary for the operation of its domestic and foreign businesses.

     Also, as a result of the consent, interim waivers of certain financial covenants given by Imo's senior lenders have become final.